As filed with the Securities and Exchange Commission on December 13, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

☐ **REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

OR

☐ **SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT 1934**

For the fiscal year ended June 30, 2006

Commission file number 0-28800

DRDGOLD LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant's name into English)

REPUBLIC OF SOUTH AFRICA
(Jurisdiction of incorporation or organization)

299 PENDORING AVENUE, BLACKHEATH, RANDBURG, 2195, SOUTH AFRICA
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act
None
Securities registered or to be registered pursuant to Section 12(g) of the Act
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act
None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.
As of June 30, 2006 the Registrant had outstanding 320,035,078 ordinary shares, of no par value.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.
Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Contact details:
Mr. T.J. Gwebu – Group Legal Counsel, Company Secretary and Compliance Officer
DRDGOLD Limited, 299 Pendoring Avenue, Randburg, 2195, South Africa
Telephone: +2711 219 8700

Explanatory Note:

This Amendment No. 1 on Form 20−F/A ("Amendment No. 1") to the Annual Report on Form 20−F of DRDGOLD Limited (the "Company") for the fiscal year ended June 30, 2006 (the "2006 Form 20-F"), amends the 2006 Form 20-F to include separate unaudited consolidated financial statements of Emperor Mines Limited ("Emperor") for the period from July 1, 2005 to April 6, 2006 and separate unaudited consolidated financial statements of Crown Gold Recoveries (Pty) Limited ("Crown") for the period from July 1, 2005 to December 1, 2005 required pursuant to Rule 3-09 of Regulation S-X.

Emperor Mines Limited

Prior to April 6, 2006, the Company's shareholding in Emperor was 39.52% and consequently the Company's investment in Emperor was accounted for by the equity method in the Company's consolidated financial statements. On April 6, 2006 the Company's shareholding in Emperor increased to 88.27% at which time it became a subsidiary of the Company and its results of operations were consolidated with the Company and its subsidiaries from that date. Rule 3-09 of Regulation S-X required the Company to include in the 2006 Form 20-F separate audited consolidated financial statements of Emperor Mines Limited as at April 6, 2006 and for the period from July 1, 2005 to April 6, 2006 (together, the "Emperor Financial Statements"). The Company did not include the audited Emperor Financial Statements in the 2006 Form 20-F, but in an explanatory note the Company stated that "the Emperor Financial Statements are currently unavailable and have been omitted from this report. Upon the Emperor Financial Statements becoming available we will file an amendment to this Annual Report to include such financials statements." The Company disposed of its interest in Emperor in October 2007. Despite the Company's good faith efforts, the Company has had insufficient access to records to prepare the audited Emperor Financial Statements. The Company is hereby filing comparable unaudited Emperor Financial Statements as an exhibit to this Amendment No.1. Pursuant to Rule 3-13 of Regulation S-X ("Rule 3-13") the Company has delivered to the United States Securities and Exchange Commission, or the Commission, a written request that the Commission permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution with the comparable unaudited Emperor Financial Statements that the Company is filing as an exhibit to this Amendment No. 1. The Company cannot predict when the Commission will respond to the Company's Rule 3-13 request or, if the Commission responds, whether it will permit the omission of the audited Emperor Financial Statements from the 2006 Form 20-F and their substitution by the unaudited Emperor Financial Statements. Because it is not possible for the Company to prepare the audited Emperor Financial Statements, if the Commission does not permit omission of such financial statements and their substitution by the unaudited Emperor Financial Statements the Company will not have satisfactorily filed all information required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934, or the Exchange Act.

Crown Gold Recoveries (Pty) Limited

In the 2006 Form 20-F, the Company stated that it was required, pursuant to Rule 3-09, to include the separate consolidated financial statements of Crown as at December 1, 2005 and for the period from July 1, 2005 to December 1, 2005 (the "Crown Financial Statements"). The Company did not include the Crown Financial Statements in the 2006 Form 20-F but, in an explanatory note, the Company stated that "the Crown Financial Statements are currently unavailable and have been omitted from this report. Upon the Crown Financial Statements becoming available we will file an amendment to this Annual Report to include such financial statements." The Company is hereby filing the unaudited Crown Financial Statements as an exhibit to this Amendment No. 1.